SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
A Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) # 00.108.786/0001-65
Corporate Registry ID (NIRE) # 35.300.177.240

MINUTES OF EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON FEBRUARY 4, 2005

DATE, VENUE, AND TIME: February 4, 2005 at 11:00am, at the headquarters of Net Serviços de Comunicação S/A (the “Company”), in the city of São Paulo, State of São Paulo, located at Rua Verbo Divino, 1356.

CALL: The Call Notice, dated January 19, 2005, was published in newspaper “Valor Econômico” on January 20, 21, and 24, 2005, and in the Official Gazette of State of São Paulo, on January 20, 21, and 22, 2005.

ATTENDANCE: Shareholders holding over ninety percent (90%) of the Company’s voting capital attended the Meeting, as signatures stated in the “Shareholder Attendance Book”.

CHAIR: Mr. Leonardo Porciúncula Gomes Pereira, as Chairman, and Mr. André Müller Borges, as Secretary.

AGENDA: As published in the Call Notice, the Agenda of the Meeting is as follows: (a) approve the fourth public issuance of Company’s debentures, nonconvertible into shares, with collateral and personal guarantee (“Debentures”); (b) grant powers to the Company’s Board of Directors to (1) rectify and resolve on all terms and conditions of Debentures which are not the sole jurisdiction of the General Meeting, by force of the Company’s Bylaws or any applicable rule, including rectify and resolve on the matters addressed by items VI to VIII of article 59 of Law 6404, of December 15, 1976, with subsequent amendments (“Corporate Law”), and any amendments required by Brazilian Securities Commission (“CVM”), and (2) cancel unplaced debentures of first (1st) and second (2nd) tranches of the fourth public issuance of Company’s debentures; (c) authorize the Company’s administrators to make the necessary arrangements to implement and perform all acts and documents necessary to register the debenture issuance with CVM; (d) approve the granting of collaterals in favor of holders of securities issued by the Company (“MultiCanal Notes”) and by Net Sul Comunicações Ltda. (“Net Sul Notes” and, together with “Multicanal Notes”, “Notes”) abroad, of Debentures and holders of securities, debt acknowledgment instruments and bilateral loan agreements to be entered into under the scope of the Company’s capital restructuring, as well as the approval of execution of bilateral loan agreements and debt acknowledgment instruments for purposes of said restructuring; (e) determine the favorable vote of Company and its direct and indirect subsidiaries in general meetings and shareholders’ meetings related to granting of guarantees and collaterals to holders of debt acknowledgment instruments and securities to be issued under the scope of the Company’s capital restructuring; (f) ratify the approval of increase in Company’s capital resolved on the Board of Directors’ Meeting (“BDM”) held on November 3, 2004, pursuant to all its terms and conditions, as well as ratify the resolutions taken at the Board of Directors’ Meeting held on December 21, 2004, in relation to (i) the execution of the debt acknowledgment instruments, loan agreements, promissory notes, Notes and/or other documents to be entered into under the scope of the Company’s capital restructuring, and (ii) the increase in number of shares to be subscribed and paid up by the executives taking part in the Company’s capital restructuring; (g) approve the ratification of the suspensive conditions resolved on at the Company’s Board of Directors’ Meeting held on November 3, 2004, in relation to said capital increase; (h) grant powers to the Board of Directors to make any and all changes possibly required to the suspensive conditions determined in the Company’s Board of Directors’ Meeting held on November 3, 2004, for purposes of said capital increase, and i) re-ratify resolutions regarding the resolutions on the Company’s Stock Option Plan and respective exercise, including those related to the checking of the Company’s capital, with the resulting amendment to article 5 of the Company’s Bylaws.

RESOLUTIONS: The attending shareholders resolved on and approved the following matters:

1. to draw up these minutes, in the format of a summary of the events occurred, pursuant to paragraph 1 of article 130 of Corporate Law, and authorize its publication without the shareholders’ signatures, pursuant to paragraph 2 of article 130 of Corporate Law;

2. approve the fourth public issuance of Company’s debentures (“Issuance”), whose principal terms and conditions are described below (considering that the terms capitalized, included in items 2.1 to 2.32, whose meaning are not duly defined in these minutes, shall be defined in the Deed’s proposal and in the Glossary attached thereto referred to in resolution 8 below):

2.1. Placement and Procedures:

2.1.1. Debentures shall be subject to primary public distribution with the intermediation of financial institutions participating in the securities distribution system for placement of debentures in the official over-the-counter market, under best efforts, pursuant to the terms and conditions set forth in CVM Instruction 400/03, and there shall be no reserves in advance, or either minimum or maximum tranches.

2.1.2. Debentures may only be subscribed by means of use of credits arising from debentures of the Company’s second (2nd) public issuance (“Second Issuance”) and of the Company’s third (3rd) public issuance (“Third Issuance”), and it is hereby agreed that any investor willing to subscribe debentures shall, upon subscription, state that he/she is aware of and agrees with the terms and conditions of the issuance deed (“Debenture Issuance Deed”), the Pledge Agreements and the Agreement Between Creditors, and that he/she has had wide access to information on the Company which he/she has deemed necessary and sufficient for purposes of investment decision, notably those provided in the Issuance prospectus, and also that he/she was aware of the Company’s current financial-economic position.

2.3. Issuance Number: This is the fourth public issuance of the Company’s debentures.

2.4. Minimum Amount: The public offer shall be kept regardless of the minimum amount of debentures subscribed or the minimum amount of funds obtained.

2.5. Total Issuance Value: The total Issuance value is three hundred fifty-five million, eight hundred fifty-two thousand, two hundred ninety-three Brazilian reais and eighty-eight centavos (R$355,852,293.88) at the Issuance Date (as defined in item 2.11), and the total value of the first tranche is sixty-two million, three hundred forty-nine thousand, two hundred forty-four Brazilian reais and ninety-two centavos (R$62,349,244.92), and the total value of the second tranche is two hundred ninety-three million, five hundred three thousand, forty-eight Brazilian reais and ninety-six centavos (R$293,503,048.96).

2.6. Number of Debentures and Number of Tranches: The Issuance shall be carried out in two (2) tranches, with the same dates for amortization, payment of interest and maturities. The first tranche shall comprise two hundred fifty-eight (258) debentures, and the second tranche shall comprise nineteen thousand five hundred fourteen (19,514) debentures.

2.7. Face Value: The Unit Face Value of Debentures shall be: (i) two hundred forty-one thousand, six hundred sixty-three Brazilian reais and seventy-four centavos (R$241,663.74) at the Issuance Date for the first tranche debentures (“Unit Face Value of First Tranche Debentures or Unit Face Value”), and (ii) fifteen thousand, forty Brazilian reais and sixty-four centavos (R$15,040.64) at the Issuance Date for the second tranche debentures (“Unit Face Value of Second Tranche Debentures or Unit Face Value”).

2.8. Issuance Premium:

2.8.1. The premium of each First tranche debenture shall be equal to (i) the value of each second issuance debenture (principal amount added to applicable compensatory interest), plus all applicable charges and penalties, less (ii) the Unit Face Value of each first tranche debenture, plus Compensatory Interest, with both values publicized at the date the announcement of the start-up of the issuance public distribution was made (“Unit Issuance Premium of First Tranche” or “Unit Issuance Premium”).

The premium of each second tranche debenture shall be equal to (i) the value of each third issuance debenture (principal amount added to applicable compensatory interest), plus all applicable charges and penalties less (ii) the Unit Face Value of each second tranche debenture, plus Compensatory Interest, with both values publicized at the date the announcement of the start-up of the issuance public distribution was made (“Unit Issuance Premium of Second Tranche” or “Unit Issuance Premium”).

2.8.2 Pursuant to article 182, paragraph 1, item (c) of Corporate Law, the premium received upon debenture issuance shall be accounted for by the Company in a capital reserve account, and may only be used under the hypotheses and for the purposes set forth in article 200 of same Law.

2.9. Type, Form, and Convertibility: Debentures shall be registered, book-entry, and nonconvertible into Company’s shares.

2.10. Type and Guarantee: Debentures shall be guaranteed by collateral, pursuant to article 58 of Corporate Law, and shall also have personal guarantees, as set forth in resolutions 5 and 6 hereof.

2.11. Issuance Date: For all legal purposes, June 30, 2004 shall be deemed as the debenture issuance date (“Issuance Date”).

2.12. Issuance Price: The Unit Issuance Price of First Tranche Debentures shall be the result of the sum-up of their Unit Face Value and the Unit Issuance Premium of First Tranche Debentures (“Unit Issuance Price of First Tranche”), and (b) the Unit Issuance Price of Second Tranche Debentures shall be the result of the sum-up of their Unit Face Value and the Unit Issuance Premium of Second Tranche Debentures (“Unit Issuance Price of Second Tranche”).

2.13. Subscription Price: The subscription price of each Debenture shall be its Unit Issuance Price plus Compensatory Interest (as defined in item 2.16 below) incurring solely on the Unit Face Value, calculated on a pro rata temporis basis for the period from the Issuance Date to the effective subscription date.

2.14. Payment: (a) First tranche debentures shall be paid on demand, upon subscription, by means of credits arising from the Second Issuance Debentures, and each First tranche debenture shall be paid with a second issuance debenture (“First Tranche Payment Date”), and (b) Second tranche debentures shall be paid on demand, upon subscription, by means of credits arising from the third issuance debenture, and each Second tranche debenture shall be paid with a third issuance debenture (“Second Tranche Payment Date” and, together with the First Tranche Payment Date, referred to as the “Payment Date”). 2.15. Maturity Date: For all legal purposes, the Debenture maturity date shall be December 15, 2010 (“Maturity Date”), the date in which the remaining amount of the Debenture Unit Face Value, together with the compensation then due, shall be paid, pursuant to the provisions of items 2.16 to 2.19 below.

2.16. Compensation:

2.16.1. Debentures shall be entitled to Compensatory Interest, calculated as from their Issuance Date, incurring on their Unit Face Value, determined based on the average rate of one-day Interbank Deposits – DI, “over extra group”, expressed as a percentage per year, based on a year of two hundred fifty-two (252) business days, calculated and published by the Brazilian Clearing House for the Custody of Financial Settlement of Securities – CETIP, added by the exponentially calculated formula stated in item 2.16.5 below, of an annual spread, based on a year of two hundred fifty-two (252) business days, of (a) two percent (2%) for each Capitalization Period (as defined in item 2.16.2) prior to December 15, 2005, and (b) three percent (3%) for each Capitalization Period as from December 15, 2005 inclusive (“Addition to DI Rate” and, together with the DI Rate, referred to as “Compensatory Interest”).

2.16.2. The Capitalization Period shall be defined as the range of time beginning on June 30, 2004 for the first Capitalization Period, or on the date scheduled for the immediately prior payment of Compensatory Interest for other Capitalization Periods, and ending on the date scheduled for payment of Compensatory Interest for the period. Each Capitalization Period shall succeed to the prior period without continuity solution.

2.16.3. The Compensatory Interest corresponding to Capitalization Periods shall be due on a quarterly basis, except for the first (1st) and the second (2nd) Capitalization Periods, which shall be calculated on a pro rata basis. The Compensatory Interest related to the First Capitalization Period shall be paid up to the fifth (5th) business day after the Payment Date, and the subsequent Capitalization Periods shall mature on March 15, June 15, September 15, and December 15 of each year (each date shall represent one “Interest Payment Date”), and the last one shall be on the Maturity Date. Interest shall be calculated based on a year of 252 business days. Should the applicable rate, that is, the DI Rate or the Selic Replacement Rate (as defined in item 2.16.7), be referred to in a period different from the aforementioned 252 business days, this rate shall be adjusted in order to reflect the 252 business-day basis.

2.16.4. Average daily rates shall be exponentially accumulated on a pro rata temporis basis, up to the effective Compensatory Interest payment date, in such a way to cover the entire Capitalization Period.

2.16.5 The Compensatory Interest installments, which shall be paid by the Company at the Compensatory Interest Payment Dates, shall be calculated based on the formula below:

, in which:

I.....................................................	is the amount of interest due on the calculation date, calculated with six (6) decimal places without rounding;
Ufc................................................	is the Unit Face Value at the Issuance Date or balance of the Debenture Unit Face Value at the beginning of the Capitalization Period, calculated with six (6) decimal places, without rounding;
Interest factor...................................	is the interest factor composed of the fluctuation parameter plus spread, calculated with nine (9) decimal places, with rounding, as follows:

, in which:

DI factor.........................................	is the result of DI-Over rates, at the beginning date of the Capitalization Period inclusive, up to the calculation date exclusive, calculated with eight (8) decimal places, with rounding, as follows:

, in which:

nDI..................................................	is the total number of DI-Over rates considered in the asset restatement, in which “n” is a whole number:
TDIk..............................................	is the DI-Over rates, expressed on the day, calculated with eight (8) decimal places, with rounding, as follows:

, in which:

DIk.................................................	is the DI-Over rate published by CETIP, used with two (2) decimal places.
dk...................................................	is the number of business day(s) corresponding to the DI Over rate validity period, and “dk” is a whole number;
k.....................................................	k = 1, 2, ..., n

Spread factor..................................	is the fixed interest surcharge calculated with nine (9) decimal places, with rounding, as follows:

, in which:

spread...........................................	is the addition to DI Rate, informed with four (4) decimal places;
DP..................................................	is the number of business days between the latest event occurred and the current date, and “DP” is a whole number;

NB:

1) the factor resulting from the expression is deemed to be with sixteen (16) decimal places without rounding;
2) The sum-up of daily factors is carried out, and, for each daily factor accumulated, the result with sixteen (16) decimal places is cut off, and the next daily factor is then applied, and so on, until the last factor is considered;
3) In case daily factors are accumulated, the resulting factor “DI factor” shall be considered with eight (8) decimal places with rounding.

2.16.6. Should the DI Rate be temporarily unavailable upon payment of any pecuniary obligation arising from the establishment of Compensatory Interest, this DI Rate shall be replaced by the same daily rate produced by the latest known DI Rate up to the calculation date, and there shall be no financial offset by the Company or Debenture holders upon later disclosure of the respective DI Rate.

2.16.7. In case of lack of calculation and/or nondisclosure of the DI Rate for a period longer than fifteen (15) consecutive business days after the Issuance Date, or in case the DI Rate is extinguished or inapplicable pursuant to legal resolution, this DI Rate shall be replaced by the daily average financing linked to securities, established by the Special System for Settlement and Custody (“Selic Rate”) or, in its absence, by the reference rate of the National Financial System which shall replace the Selic Rate (“Selic Replacement Rate”).

2.16.8. Should there be no Selic Replacement Rate, the Fiduciary Agent shall, no longer than thirty (30) days counted from (i) the 15th consecutive business day of the lack of calculation and/or disclosure of the DI Rate, or (ii) the extinction or inapplicability, pursuant to legal resolution, of the DI Rate, hold a General Debenture Holders’ Meeting, in order to determine, on mutual assent with the Company and subject to applicable regulation, the parameter to be used for compensation of Debentures, which shall be proposed by the Company. Until an agreement is reached thereon, the same daily rate produced by the latest known DI Rate shall be used for calculating the value of any obligations addressed by this item, up to the resolution date of the General Debenture Holders’ Meeting.

2.16.9. Should the Selic Replacement Rate be disclosed before the General Debenture Holders’ Meeting is held, said Meeting shall no longer be held, and the Selic Replacement Rate, as from its disclosure, shall be used for calculating the Debenture Compensatory Interest.

2.16.10. In case the parameter to be used for compensation of Debentures is not established, in mutual assent between the Company and Debenture Holders, at the General Debenture Holders’ Meeting, then the Company, in mutual assent with Debenture holders, shall choose one out of the five (5) largest (prime) banks in Brazil to calculate the new parameter for Compensatory Interest. Such choice shall be carried out based on a list disclosed from time to time by the Central Bank of Brazil or, in its absence, based on the net equity. The bank thus selected shall adopt a new parameter for calculation of Compensatory Interest in such a way to preserve the original debenture compensation, by taking into account the latest fifteen (15) operations related to public debenture issuance in the Brazilian market.

2.17. Mandatory Scheduled Amortization:

2.17.1. The Unit Face Value shall be amortized as follows:

(A) Eighty-two percent (82%) of the Unit Face Value shall be amortized in accordance with the following fixed schedule:

% of Initial Unit Face Value and Payment Date	Total to be amortized
40% up to the fifth (5th) business day after the Payment Date	Total of 40%
0.75% on March 15, 2006	Total of 3% in 2006
0.75% on June 15, 2006
0.75% on September 15, 2006
0.75% on December 15, 2006
2.25% on March 15, 2007	Total of 9% in 2007
2.25% on June 15, 2007
2.25% on September 15, 2007
2.25% on December 15, 2007
3.75% on March 15, 2008	Total of 15% in 2008
3.75% on June 15, 2008
3.75% on September 15, 2008
3.75% on December 15, 2008
3.75% on March 15, 2009	Total of 15% in 2009
3.75% on June 15, 2009
3.75% on September 15, 2009
3.75% on December 15, 2009

The amortization percentage of the Unit Face Value detailed in the table above shall be calculated based on the Unit Face Value at the Issuance Date.

(B) The remaining eighteen percent (18%) of the Unit Face Value shall be amortized based on the form established in the table below, on the dates stated under the “A - Original Payment Date” column.

However, should (i) the Accumulated DI Rate Factor until the last day of the prior fiscal quarter or (ii) the average foreign exchange rate during the second week prior to the Original Payment Date week (included in A column) be equal to or higher than the limits established in the “B - Conditions” column of the table below, then the payment of the principal amount detailed under the “A - Original Payment Date” column shall be made on the “Alternative Payment Date” detailed in C column below:

% of Unit Face Value	A - Original Payment Date	B – Conditions		C – Alternative Payment Date
		Accumulated DI Rate Factor	Foreign exchange rate
0.75%	March 15, 2006	1.417 on December 31, 2005	R$4.00/US$	March 15, 2010
0.75%	June 15, 2006	1.479 on March 31, 2006	R$4.00/US$	March 15, 2010
0.75%	September 15, 2006	1.543 on June 30, 2006	R$4.50/US$	March 15, 2010
0.75%	December 15, 2006	1.610 on September 30, 2006	R$4.50/US$	March 15, 2010
1.50%	March 15, 2007	1.680 on December 31, 2006	R$4.50/US$	March 15, 2010
1.50%	June 15, 2007	1.767 on March 31, 2007	R$4.50/US$	June 15, 2010
1.50%	September 15, 2007	1.859 on June 30, 2007	R$4.50/US$	June 15, 2010
1.50%	December 15, 2007	1.955 on September 30, 2007	R$4.50/US$	June 15, 2010
1.50%	March 15, 2008	2.057 on December 31, 2007	R$4.70/US$	September 15, 2010
1.50%	June 15, 2008	2.164 on March 31, 2008	R$4.70/US$	September 15, 2010
1.50%	September 15, 2008	2.277 on June 30, 2008	R$4.70/US$	September 15, 2010
1.50%	December 15, 2008	2.396 on September 30, 2008	R$4.70/US$	December 15, 2010
0.75%	March 15, 2009	2.521 on December 31, 2008	R$4.90/US$	December 15, 2010
0.75%	June 15, 2009	2.674 on March 31, 2009	R$4.90/US$	December 15, 2010
0.75%	September 15, 2009	2.835 on June 30, 2009	R$4.90/US$	December 15, 2010
0.75%	December 15, 2009	3.007 on September 30, 2009	R$4.90/US$	December 15, 2010

The Unit Face Value percentage detailed in the table above shall be calculated based on the Unit Face Value amount at the Issuance Date.

2.17.2. For purposes of item 2.17.1 above:

(a) “Accumulated DI Rate Factor” means, for any calculation day, the effective interest rate for the period from January 1, 2004 to the calculation day. The Accumulated DI Rate Factor shall be calculated based on the formula below:

Accumulated DI Rate =

In which,

nDI = is the total number of days, and “nDI” is a whole number;

TDIk = is the DI Rate Factor for the day, calculated with eight (8) decimal places, with the following rounding:

The DI Rate Factor shall be used with the same number of decimal places published by the agent responsible for its calculation.

(b) “Foreign exchange rate”, for any given day, means the rate published by the Central Bank of Brazil in the SISBACEN system (or a system replacing it) as the US dollar rate PTAX 800, Option 5 (selling rate), currency 220, on the immediately prior business day.

2.18. Optional Early Amortization or Total Redemption: The Company may opt for (i) carrying out the early amortization of the Unit Face Value, subject to the terms and conditions of the Agreement Between Creditors, in the same proportion and on a partial basis to all Debentures, and (ii) carry out the total redemption of Debentures, which shall not imply, for both cases, the payment of any penalty or goodwill by the Company. Such payments shall be added by the Compensatory Interest then due, calculated on a pro rata temporis basis. The value of any optional partial early amortization shall be offset against the amortization installments of the Unit Face Value, always taking into account the reverse order of the Original Payment Dates or Alternative Payment Dates, by beginning with the last Alternative Payment Date stated in the table under Item 2.17.1 (B), if applicable, or with the last Original Payment Date stated in Item 2.17.1 (B), and ending with the first Payment Date stated in the table under Item 2.17.1 (A).

2.19. Mandatory Unscheduled Amortization: The Company shall take upon itself to partially amortize in advance the Unit Face Value, in the same proportion for all Debentures, should the events describe in items (I) to (V) below occur. Such amortization shall be added by the payment of Compensatory Interest then due, calculated on a pro rata temporis basis. The value of any mandatory unscheduled amortization shall be offset against the amortization installments of the Unit Face Value, always taking into account the reverse order of the Original Payment Dates or Alternative Payment Dates, by beginning with the last Alternative Payment Date stated in the table under Item 2.17.1 (B), if applicable, or with the last Original Payment Date stated in Item 2.17.1 (B), and ending with the first Payment Date stated in the table under Item 2.17.1 (A).

(I) Excess Cash Flow

On June 15, 2006 and on each June 15 of subsequent years, the Company shall amortize Debentures at the principal amount equal to the result of the (i) Prepayment Percentage multiplied by the (ii) amount related to the Prepayment of Excess Cash Flow of the prior year, if any.

(II) Prepayment of Secured Senior Debts

Within up to five (5) business days before the voluntary prepayment, voluntary redemption, repurchase, or voluntary purchase of any interest in the Secured Senior Debt, when applicable, or in any Company’s Debt existing on the Payment Date, the Company shall notify the Fiduciary Agent on any prepayment of debentures in the principal amount equal to the result of the (i) voluntary Prepayment Percentage multiplied by the (ii) principal amount of said prepayment, redemption, repurchase, or voluntary purchase.

(III) New Debts

Within up to five (5) business days counted from the date the Company incur new debts (which are not Allowed Debts, except for Refinancing Debt incurred at first time by the Company in connection with Secured Senior Debts), the Company shall notify the Fiduciary Agent as to the prepayment of debentures in the principal amount equal to the result of (i) eighty percent (80%) multiplied by the (ii) result of the (a) Prepayment Percentage multiplied by the (b) Net Funds arising from the Debts incurred or issued by the Company and its Restricted Subsidiaries.

(IV) Share Issuance

(a) Within up to five (5) business days counted from the effective receipt by the Company of the funds arising from the payment or sale of total shares issued by the Company with the purpose of implement the Restructuring (“Restructuring Share Issuance”), and should the average price of these shares be higher than thirty-five centavos of Brazilian reais (R$0.35) per share, the Company shall notify the Fiduciary Agent in relation to the prepayment of debentures in the principal amount equivalent to the result of (i) the Prepayment Percentage multiplied by the (ii) Excess Funds of the Restructuring Share Issuance.

Within up to five (5) business days counted from issuance of any Equity Interest by the Company (excluding the Restructuring Share Issuance), the Company shall notify the Fiduciary Agent in relation to prepayment of Debentures in the principal amount equal to the result of (i) seventy percent (70%) multiplied by the (ii) Prepayment Percentage applicable to Net funds arising from the issuance of the Company’s Equity Interest (excluding the Restructuring Share Issuance). Should, on the date immediately prior to the Equity Interest Issuance Date, the cash and highly liquid assets of the Company and its Restricted Subsidiaries be lower than the Minimum Cash Balance, the Net Funds arising from this issuance de Equity Interest shall be deemed as having been reduced in an amount equivalent to the difference between (i) the Minimum Cash Balance and (ii) the cash and High Liquid Assets of the Company and of its Restricted Subsidiaries on that date.

(V) Sale of Assets

The Company shall not sell or allow its Restricted Subsidiaries to sell the Company’s assets, except in the following cases:

(i) the Company or a Restrict Subsidiary, as the case may be, receives any payment which, at the Asset Sale date, is at least equivalent to the Fair Market Value of said assets or to the Equity Interest issued or sold, disposed of, assigned or otherwise transferred, and

(ii) at least eighty percent (80%) of the payment received by the Company or by any of its Restricted Subsidiaries are in legal tender. For purposes of this item, each of the items below shall be deemed as payment in legal tender:

(a) High liquid Assets and (b) notes and securities received by the Company or by any of its Restricted Subsidiaries are converted by the Issuer or by any of its Restricted Subsidiaries in cash on an immediate basis or no longer than in thirty (30) days.

Within up to sixty (60) days counted from any such sale of Assets, the Company shall notify the Fiduciary Agent in relation to the prepayment of Debentures in the principal amount equal to the result of: (i) Prepayment Percentage multiplied by the (ii) lower between (a) eighty percent (80%) of Net funds and (b) higher than (I) fifty percent (50%) of Net funds of the Sale of Assets and(II) said Net funds of Sale of Assets less any portion/ installment which shall be used in Operating Investments.

For purposes of this item, at the most fifty percent (50%) of Net funds of the respective Sale of Assets may be used in Operating Investments.

2.20. Optional Acquisition and Partial Redemption: The Company may not carry out the optional acquisition or partial redemption of Debentures.

2.21. Mandatory Acquisition due to Change in Company Control:

2.21.1. Should any Change in Company Control occur, as defined in the Debenture Issuance Deed or in the Debt Instruments, the Company shall take upon itself to acquire the whole or a portion (at the respective Debenture Holder’s criterion) of the Outstanding Debentures held by Debenture Holders which, individually, state their interest in selling the whole or a portion of the Debentures held by them, at a price equal to its updated Unit Face Value plus applicable compensatory interest through the payment date, calculated on a pro rata temporis basis.

2.21.1.1 For purposes of item 2.21.1 above, the transfer of the Company control to: (i) Globo Comunicações e Participações S.A. and/or its Affiliated Companies, or (ii) Teléfonos de México, S.A. and/or its Affiliated Companies shall not be deemed as a change in control event.

2.21.2. For purposes of the aforementioned, the Company shall notify the Fiduciary Agent of any change in control, within up to five (5) business days counted from the date of said change in control, and the Fiduciary Agent, in turn, shall immediately notify the Debenture holders of said fact.

2.21.3. Debenture Holders willing to dispose of their Debentures shall, within fifteen (15) running days after receiving the notice from the Fiduciary Agent, state, before the Fiduciary Agent, their interest in disposing of the debentures held by them.

2.21.4. The Company shall acquire these Debentures within up to thirty (30) running days from the date it received the notice from the Fiduciary Agent informing the Debenture Holders which stated their position as to the acquisition of its Debentures by the Company, and the respective number of Debentures per holder.

2.21.6. The Company shall not take upon itself to carry out the offer to acquire Debentures, as stated in item 2.21.1., should a third party carry out a similar offer pursuant to the terms and conditions described in items 2.21.1. to 2.21.4 above.

2.21.7. The debentures acquired by the Company shall be canceled at the first Company’s Board of Directors’ Meeting held after said acquisition.

2.22. Maintenance of the Company and of its Restricted Subsidiaries: The Company shall take upon itself to maintain and cause its Restricted Subsidiaries to maintain (i) its companies legal existence with all registrations required and (ii) the rights, licenses, concessions, privileges, ownership of property and franchises required for the normal performance of their respective business, except if the failure to maintain such licenses and concessions do not adversely impact the Company and its subsidiaries, considered on a consolidated basis, or the rights of Debenture Holders. This limitation shall not bar (i) the sale, disposal, transfer or any other form of disposal of the Restricted Subsidiaries or of any of their assets, pursuant to the provisions of this Deed, and (ii) the liquidation, winding-up or spin-off of the Restricted Subsidiaries, listed in the table below (provided that in case of a spin-off, the spun-off company and the spun-off portion remain held by the Company or by its Restricted Subsidiaries), or (iii) the take-over or merger carried out among the Restricted Subsidiaries:

Alnor Alumínio do Norte Ltda.
Antenas Comunitárias Brasileiras Ltda.
Cabodinâmica TV Cabo São Paulo S.A.
CMA Participações S.A.
Dabny, L.L.C.
Jonquil Venture Limited
Multicanal Telecomunicações S.A.
Net Belo Horizonte Ltda.
Net Brasília Ltda.
Net Londrina Ltda.
Net Rio S.A.
TV Cabo de Chapecó Ltda.
TV Vídeo Cabo de Belo Horizonte S.A.
Net Recife Ltda.
Net São Paulo Ltda.
Net Campinas Ltda.
Net Indaiatuba Ltda.
Net Franca Ltda.
Net Sul Comunicações Ltda.
DR- Empresa de Distribuição e Recepção de TV Ltda.
Net Joinville Ltda.
Net Florianópolis Ltda.
Net Maringá Ltda.
Net São José do Rio Preto Ltda.
Net Piracicaba Ltda.
Net Goiânia Ltda.
Net Campo Grande Ltda.
Net Sorocaba Ltda.
Net São Carlos S.A.
Horizonte Sul Comunicações Ltda.
Net Paraná Comunicações Ltda.
Net Curitiba Ltda.
Net Arapongas Ltda.
Net Ribeirão Preto S.A.
Net Bauru Ltda.
Net Anápolis Ltda.
Reyc Comércio e Participações Ltda.

The Company shall take upon itself to maintain, and to ensure that its Restricted Subsidiaries obtain and maintain, all authorizations and licenses required for the performance of all obligations set forth in the Debenture Issuance Indentures and Pledge Agreements.

2.23. Maintenance of Assets: The Company shall take upon itself to maintain, and ensure that its Restricted Subsidiaries maintain, its assets necessary for the performance of its business in good use conditions, excluding amortization and wear and tear of said assets, except if the failure in maintaining good use conditions does not adversely impact the Company and its subsidiaries, considered on a consolidated basis, or the rights of Debenture Holders.

2.24. Restriction to New Liens: The Company shall be barred from creating, incurring, or assuming any Liens (other than Permitted Liens) on any of its assets, or any resources arising from these assets, to guarantee any Debt, without said Lien guaranteeing Debentures in the same proportion, on a prior or concurrent basis, to said Debt, and the Company shall take upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein.

2.25 Restriction to New Debts:

2.25.1. While the Deed is in force, the Company shall be barred from directly or indirectly obtaining a new Debt, and the Company shall take upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein. However, at the date said Debt is incurred, the Company and its Restricted Subsidiaries may obtain new Debts under the following hypotheses:

(a) The “Financial Coverage Ratio” is higher than the ratio below stated for the respective date:

Period	Ratio
October 31, 2004 – December 31, 2004	1.10
January 1, 2005 – December 31, 2005	1.25
January 1, 2006 – December 31, 2006	1.35
January 1, 2007 – December 31, 2007	1.90
January 1, 2008 – December 31, 2008	2.70
As from January 1, 2009	4.80

And

(b) the “Financial Leverage Ratio” is lower than the ratio below stated for the respective date:

Period	Ratio
October 31, 2004 – December 31, 2004	3.2
January 1, 2005 – December 31, 2005	3.0
January 1, 2006 – December 31, 2006	2.5
January 1, 2007 – December 31, 2007	2.0
As from January 1, 2008	1.5

2.25.2. Notwithstanding the aforementioned, the Company and its Restricted Subsidiaries may, at any moment, incur certain Debts as Allowed Debts, pursuant to the provisions set forth in the Issuance Deed.

2.26 Carrying-out of Certain Payments:

2.26.1. The Company shall neither state nor pay, nor allow its Restricted Subsidiaries direct or indirectly to state or pay, dividends on interest on own capital or any other interest on profits for whomever holds Equity Interest in the Company or in any Restrict Subsidiary (including, without limitation, any payment in connection with mergers, acquisitions or take-over involving the Company and/or its Restricted Subsidiaries), up to the final amortization of Debentures, notwithstanding dividends and other payments made with Equity Interests in the Company and/or in its Restricted Subsidiaries which do not have a repurchase or redemption commitment assumed by the Company.

2.26.2. The Company shall be barred from performing any amortization, redemption or repurchase (including, without limitation, those related to mergers, acquisitions or take-over involving the Company) of Equity Interests, as the case may be (with exception of those related to Equity Interests held by the Company or by its Restricted Subsidiaries), and the Company shall take upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein (all payments and arrangements stated in items 2.26.1 and 2.26.2 shall be collectively referred to as “Restricted Payments”).

2.26.3. The Company shall be barred from performing any investment not permitted pursuant to the provisions set forth in the Deed, and the Company shall take upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein.

2.26.4. Notwithstanding the prohibitions listed in items 2.26.1 to 2.26.3. above, the Company and its Restricted Subsidiaries may perform, without any form or limitation, certain payments and arrangements defined in the Deed, collectively referred to as Allowed Payments.

2.27. Restriction to Change in Dividend Payment Policy: The Company shall be barred from voting in favor of any changes in the policies related to dividends of Unrestricted Subsidiaries which may increase its respective dividend payments, and the Company shall take upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein.

2.28. Restriction to Operations with Affiliated Companies: Except if otherwise permitted in the Deed, the Company shall be barred from executing or implementing any operation or agreement with any Affiliated Companies, unless such operation with Affiliated Companies (“Operation with Affiliated Company”) is carried out under market conditions and comply with the interests of the Company and of its Restricted Subsidiaries, and the Company shall take upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein.

2.29. Restriction to Operating Investments: Except if otherwise permitted in the Deed, the Company, which takes upon itself to ensure that its Restricted Subsidiaries comply with the prohibition contained herein, shall be barred from carrying out any Operating Investment (except for any Operating Investment permitted pursuant to the provisions of the Deed or which is carried out with the funds arising from the Sale of Assets in accordance with item 2.19.1 (V)):

(i) exceeding:

(a) for the year ending December 31, 2004, the amount in Brazilian reais equivalent to fifty million US dollars (US$ 50,000,000.00), and

(b) for any year prior to 2004, the amount resulting from the restatement of the amount equivalent to fifty million US dollars (US$ 50,000,000.00), restated by the US consumer price index from December 31, 2003 through the last day of the year immediately prior to the Operating Investment;

(ii) which, during any quarter, exceeds fifty percent (50%) of the maximum limit applicable to the respective year comprising such quarter;

notwithstanding, however, the items (i) and (ii) above, in case the Operating Investment amounts permitted for a certain year exceeds the Operating Investment amounts effectively carried out by the Company and by its Restricted Subsidiaries (this excess amount is referred to as “Excess Amount”), the Company and its Restricted Subsidiaries shall be entitled to carry out additional Operating Investments in the year immediately subsequent, in an amount equal to that permitted pursuant to sub item (i) hereof, plus either (x) the Excess Amount or (y) twenty percent (20%) of the Operating Investment amounts which would be permitted in relation to prior year, whichever is lower.

2.29.2. The aforementioned limitation to Operating Investments shall cease immediately when the Financial Leverage Ratio calculated at the end of four (4) consecutive quarters, prior to the said Operating Investment date, is equal or lower than 1.00 to 1.00. For purposes of calculating the Operating Investments carried out in any year, any Operating Investment amount arising from prior year whose use is permitted shall be deemed as used at first place in said year.

2.29.3. For purposes of calculating the Operating Investment amount, the amounts in other currencies equivalent to the amount in US dollar, as defined in item 2.29.1 (i.a), shall be calculated based on the foreign exchange rate average (as defined in item 2.17.1 (b) above) for the month in which the Operating Investment was carried out or contracted.

2.30. Restriction to References to Subsidiaries as Being Restricted or Unrestricted:

2.30.1. Upon Payment Date, all Company’s subsidiaries shall be referred to as Restricted Subsidiaries, except for Televisão a Cabo Criciúma Ltda. and TV Cabo Comunicações de Jundiaí S.A.. The Company shall not refer to any subsidiary as an Unrestricted one. However, any company which is not a Company’s subsidiary upon Payment Date may be referred to as an Unrestricted Subsidiary pursuant to a Board of Directors’ Meeting Resolution at the time of its acquisition or incorporation, provided that the terms of the Deed are complied with.

2.30.2. The Board of Directors may rename any Unrestricted Subsidiary as a Restrict Subsidiary in case, immediately after its rename, (a) there shall be no acceleration event, and (b) the Company may incur an additional Debt in amounts in Brazilian reais equivalent to one US dollar (US$ 1.00), in accordance with the provisions of item 2.25.

2.30.3. The Company shall take upon itself to cause any and all Restrict Subsidiaries to be a Guarantor, pursuant to the terms and conditions of the Deed and Pledge Agreements, and also that all documents necessary for the formalization of this condition be duly executed.

2.31. Restriction to Merger, Take-Over and Sale of Assets: Except if otherwise permitted in the Deed, the Company shall be barred, either by means of an individual or a series of operations, from merging with any Company, or from selling, transferring, leasing or otherwise disposing of all or a significant portion of its assets to any Company or Companies, and the Company shall take upon itself to ensure that its Restricted Subsidiaries are not a party of any operation or series of operations which may, on a cumulative basis, result in the sale, transfer, lease or disposal of all or a significant portion of the assets of the Company and of its Restricted Subsidiaries, considered on a consolidated basis, to any Company or Companies (except for the Restricted Subsidiaries listed in item 2.22).

2.32. Acceleration:

2.32.1. The following shall be deemed as Debenture Acceleration Events, regardless of prior notice, questioning or judicial notice (“Acceleration Events”):

(a) default, for over twenty (20) business days, of payment of the Debenture principal amount (either on Maturity Date, or on the date of any event in connection with Mandatory Scheduled or Unscheduled Amortization, or on any payment date);

(b) default, for over twenty (20) business days, of payment of any interest on Debentures;

(c) default, by the Company or by any Restrict Subsidiary, of any obligation under the terms and on the date set forth in the Deed, which is not cured within fifteen (15) business days, counted from receipt by the Company of the Fiduciary Agent’s notice requiring the compliance with said obligation;

(d) nonpayment, by the Company or by any Restrict Subsidiary, after the respective grace periods have elapsed, or acceleration (or the occurrence of any event allowing the Acceleration, considering the elapse of any possible grace period) of any debt of the Company or of its Restrict Subsidiary, whose principal amount is equal to or higher than thirty million Brazilian reais (R$30,000,000.00) (or the equivalent to said amount in another (other) currency(ies), restated by the General Price Market Index (IGP-M) since January 1, 2004);

(e) Acceleration statement, after the respective grace periods have elapsed, of any Company’s debt, including the Debt related to Debt Instruments, or of any Restrict Subsidiary, whose cumulative principal amount is equal to or higher than thirty million Brazilian reais (R$30,000,000.00) (or the equivalent to said amount in another (other) currency(ies), restated by the General Price Market Index (IGP-M) since January 1, 2004);

(f) one or more rulings against the Company or its Restricted Subsidiaries, whose individual or cumulative amount related to the adverse judgment is higher than R$30.000.000,00 (or the equivalent to said amount in another (other) currency(ies), restated by the General Price Market Index (IGP-M) since January 1, 2004), with respect to which there is no measure in effect barring its performance or whose period for such measure has not expired;

(g) any petition for bankruptcy, composition with creditors, intervention, insolvency or similar process filed against the Company or any of its Restricted Subsidiaries, if not entirely guaranteed by a preventive deposit, as the case may be;

(h) seizure, expropriation, or other measures of similar nature incurring on all or a substantial portion of the assets of the Company and of its Restricted Subsidiaries, and such event is not cured within sixty (60) days counted from its occurrence;

(i) default, by the Company and its Restricted Subsidiaries, of any obligation set forth in the Pledge Agreements and Agreement Between Creditors, which is not cured within the periods specified in said agreements or, in its absence, within ten (10) business days, counted from receipt by the Company of the Fiduciary Agent’s notice requiring the compliance with said obligation;

(j) inefficiency or unenforceability, at any moment, of the guarantees granted to Debenture Holders pursuant to the Deed and Pledge Agreements;

(k) significant change to the Company’s purpose;

(l) evidence of untruthfulness, inaccuracy or misstatement in any significant aspect of the statements included in the Deed;

(m) default of any obligation included in item 2.31 by the Company and its Restricted Subsidiaries;

(n) (i) default, after any applicable grace period has elapsed, by the Company or by any Restrict Subsidiary, as the case may be, related to the payment of principal amount or interest, or of any other amount due in connection with any Debt Instrument when said amount becomes due and payable (including by force of scheduled maturity, mandatory prepayment or acceleration), or (ii) occurrence of any event or condition under any Debt Instrument, which after any applicable grace period has elapsed, shall cause or allow the acceleration of the debt arising from said Debt Instrument;

(o) (i) any Operation Document becomes, entirely or partially, null or void, or the performance of the obligations assumed by the Company or by its Restricted Subsidiaries in said Documents become illegal, or (ii) the Company or any of Restricted Subsidiaries challenge the payment of any Operation Document to which it is a party thereof; and

(p) no contracting or maintenance, by the Issuer or by any of Restricted Subsidiaries, of insurance for its assets, pursuant to current market practices for the Issuer’s business activities, which is not cured within fifteen (15) business days (as provided for in item (c) above) counted from receipt by the Issuer of the Fiduciary Agent’s notice requiring the compliance with said obligation.

2.32.2 Notwithstanding the aforementioned, it is hereby agreed that the default by the Company and/or by its Subsidiaries, and its obligations arising from original loans listed in the Agreement Between Creditors not converted into Secured Senior Debt, as well as the acceleration statement of said debts, shall not be construed as an Acceleration Event pursuant to the Deed.

2.32.3. Upon occurrence of any events stated in sub items of item 2.32.1. above, excluding items (a), (b), (e) and (g), the Debenture Acceleration shall be dependent upon a General Debenture Holders’ Meeting being previously held, with said Meeting being mandatory called by the Fiduciary Agent within up to five (5) business days after he/she becomes aware of said event, so that the Meeting may be held as soon as possible provided by law. Should the Fiduciary Agent not call a General Debenture Holders’ Meeting within five (5) business days, said call may be carried out by third parties, pursuant to the Deed and provided by law.

2.32.4. The General Debenture Holders’ Meeting, referred to in item 2.32.3 above, and pursuant to resolution of holders of fifty percent (50%) plus one Outstanding Debentures, may resolve on that the Fiduciary Agent shall not state the Debenture Acceleration. Should the General Debenture Holders’ Meeting not be held due to insufficient quorum to hold the meeting in second call, considering the relevant legal provisions, or should the quorum necessary to make decisions is insufficient, then the Fiduciary Agent shall take upon itself to immediately state the Debenture Acceleration.

2.32.5. The occurrence of events described in sub items (a), (b), (e) and (g) of item 2.32.1 above shall cause the automatic Debenture Acceleration regardless of any judicial or extrajudicial notice, without prejudice of the right of the Fiduciary Agent, Debenture Holders or the Company to call a General Debenture Holders’ Meeting to resolve not to issue the Acceleration Statement by means of the voting of fifty percent (50%) plus one Outstanding Debentures.

3. Grant powers to Company’s Board of Directors to, in a possibly necessary case, (1) rectify and/or resolve on all terms and conditions of Debentures, which are not the sole jurisdiction of the General Meeting, by force of Company’s Bylaws or any applicable rule, including rectify and resolve on the mattes addressed by items VI to VIII of article 59 of Corporate Law and any amendments required by CVM; and (2) cancel unplaced debentures of first (1st) and second (2nd) tranches of fourth issuance of Company’s debentures;

4. Authorize the Company’s administrators and/or attorneys to make all necessary arrangements to implement and perform all acts and documents required for the registration of the debenture issuance with the Brazilian Securities Commission, including, without limitation: (i) execute the respective Deed; (ii) engage the Fiduciary Agent for debenture holders, the financial institutions to coordinate the issuance and placement of debentures, the agent and depositary bank, and (iii) require due approvals and/or discharges for issuing debentures with competent authorities.

5. Authorize the granting of personal guarantees and collaterals in favor of future holders of Notes, Debentures and other securities, debt acknowledgment instruments, and bilateral loan agreements to be entered into or issued, as the case may be, under the scope of the Company’s capital restructuring, and these collaterals shall be corroborated by a pledge on all shares and share quotas held by the Company and issued by the Company’s subsidiaries.

6. Ratify and approve all Company’s acts, including the voting right, in shareholders’ and general meetings, and granting personal guarantees and collaterals by its direct and indirect subsidiaries in favor of future holders of Notes, Debentures and other securities, debt acknowledgment instruments, and bilateral loan agreements to be entered into under the scope of the Company’s capital restructuring, and these collaterals shall be corroborated by: (i) a pledge on all shares and share quotas held in the Company’s subsidiaries, (ii) a pledge on credits and credit rights arising from services provided by the Company’s subsidiaries to subscribers located in the cities of Rio de Janeiro, São Paulo, and Santos, and (iii) a pledge on assets corroborating the transmission network of the Company and of its subsidiaries.

7. Authorize the Company, under the scope of restructuring, to (i) execute a debt acknowledgment instrument with the Company’s bilateral creditors and holders of securities issued abroad by Net Sul Comunicações S.A. (“Net Sul Notes”), and (ii) issue promissory notes linked to the aforementioned debt acknowledgment instrument.

8. Approve the Deed’s proposal, as well as its respective Glossary which, submitted to shareholders and initialed by the Presiding Board shall be filed at the Company’s headquarters, and the Company’s administrators and/or attorneys shall be authorized to execute the Deed in the substantially identical content as said proposal, notwithstanding possible amendments implemented for the purpose of complying with the requirements of the Brazilian Securities Commission for the Issuance registration.

9. Ratify (i) the approval to increase the Company’s capital resolved on the Board of Directors’ Meeting, held on November 3, 2004, under all its terms and conditions, as well as (ii) the resolutions of the Board of Directors’ Meeting held on December 21, 2004 in relation to (a) the execution of debt acknowledgment instruments, loan agreements, promissory notes and/or other documents to be entered into under the scope of the Company’s capital restructuring; and (b) the increase in the number of shares to be subscribed and paid up by the executives taking part in the Company’s capital restructuring, from three million (3,000,000) to three million five hundred thousand (3,500,000) registered preferred shares with no face value, with subscription price equivalent to thirty-five centavos of Brazilian reais (R$0.35) per share.

10. Ratify the suspensive conditions resolved on the Company’s Board of Directors’ Meeting, held on November 3, 2004, in relation to the aforementioned capital increase, considering, however, the provisions of item 11 below.

11. Approve the granting of powers to the Board of Directors so that it may perform any and all changes possibly required to those suspensive conditions determined at the Company’s Board of Directors’ Meeting held on November 3, 2004, for said capital increase.

12. No resolution on item (i) included in the Agenda.

13. Shareholders became aware of the resignation of the following Company’s Board members: (i) Rômulo de Mello Dias and Marcelo Amaral Moraes, on August 23, 2004, and (ii) Nelson Pacheco Sirotsky and Eduardo Flores da Cunha Damasceno Ferreira, on December 27, 2004, and hereby formalize the withdrawal of all these members from the Company’s Board of Directors. The Company hereby expresses its thanks and appreciation to the aforementioned for the significant services provided during their term of office, as well as for the exemplary performance of activities inherent in the positions to which they had been elected.

All resolutions above were unanimously approved by attending shareholders.

CLOSING AND EXECUTION: There being no further business to consider, these minutes were drawn up, read and approved by all attending shareholders.

C E R T I F I C A T E
This present instrument is a faithful copy of the Minutes drawn up in the company's records.

__________________________________________
Leonardo Porciúncula Gomes Pereira
– Chairman –

_____________________
André Müller Borges
– Secretary –

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.